Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement on this Form S-1 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated May 29, 2020, and with respect to the restatement contained within Note 2, which is dated August 10, 2020 with respect to our audit of the consolidated financial statements of fuboTV Inc. (formerly Facebank Group, Inc.) and Subsidiaries as of December 31, 2019 and for the year then ended, and to the reference to our firm under the caption “Experts” in the Registration Statement of fuboTV Inc (formerly Facebank Group, Inc.) on Form S-1.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois
United States of America

October 30, 2020